Exhibit 99.3

SHAREHOLDERS’ ANNUAL GENERAL MEETING CONVENED ON APRIL 15, 2021 AT 5:30 P.M. CEST Exhibit 99.3 PROXY FORM To be sent to and to be received by: Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for CNH Industrial N.V., by 11:00 p.m. CEST on April 8, 2021 by mail or by Fax (+39 011 0923202) or by e-mail (cnhi@computershare.it), as an attachment in PDF format. Disclaimer This Proxy Form shall be completed and signed by the Shareholder in order to appoint Computershare S.p.A. to vote online as per attached Voting Instructions Form at the Shareholders’ Annual General Meeting of CNH Industrial N.V.. Alternatively the Shareholder can vote online through the company website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings). Mandatory information THE UNDERSIGNED (natural person only) Date of birth Place of birth Resident in (town/city) At (street address) Tax Code Telephone no. e-mail entitled to vote at the close of business of March 18, 2021 (record date) as (1): registered shareholder legal representative or agent with authority to sub-delegate Pledgee Taker-in Beneficial interest holder official receiver manager other (specify) for no. CNH Industrial common shares (2) registered in the name of (natural or legal person) Date of birth Place of birth Resident in (town/city) At (street address) ID no.(tax code/LEI) Registered in the securities account (3) no. At Bank code (ABI) Branch code (CAB) as resulting from communication no. (4) Made by (Bank) APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote online, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated, ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all following proposals. DATE Form of identification (5) (type) Issued by no. SIGNATURE 1) Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power. 2) To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included. 3) Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement. 4) Reference to the communication made by the intermediary and its name. 5) Provide details of a valid form of identification of the proxy signatory. 6)

VOTING INSTRUCTIONS FORM SHAREHOLDERS’ ANNUAL GENERAL MEETING CONVENED ON APRIL 15, 2021 AT 5:30 P.M. CEST Exhibit 99.3 THE UNDERSIGNED INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows RESOLUTIONS OF THE AGENDA TO BE VOTED VOTE (Please tick as appropriate) 2.b. Adoption of the 2020 Annual Financial Statements For Against Abstain 2.c. Determination and distribution of dividend For Against Abstain 2.d. Release from liability of the executive directors and the non-executive directors of the Board For Against Abstain 3. Application of the Remuneration Policy in 2020 (advisory vote) For Against Abstain 4.a. Re-appointment of Suzanne Heywood (executive director) For Against Abstain 4.b. Appointment of Scott W. Wine (executive director) For Against Abstain 4.c. Re-appointment of Howard W. Buffett (non-executive director) For Against Abstain 4.d. Re-appointment of Tufan Erginbilgic (non-executive director) For Against Abstain 4.e. Re-appointment of Léo W. Houle (non-executive director) For Against Abstain 4.f. Re-appointment of John B. Lanaway (non-executive director) For Against Abstain 4.g. Re-appointment of Alessandro Nasi (non-executive director) For Against Abstain 4.h. Re-appointment of Lorenzo Simonelli (non-executive director) For Against Abstain 4.i. Re-appointment of Vagn Sørensen (non-executive director) For Against Abstain 5. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company For Against Abstain 6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company For Against Abstain SIGNATURE

CNH Industrial N.V. C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Proxies must be received by 5:00 p.m., Eastern Daylight Time, on April 8, 2021 Online Go to www.investorvote.com/CNHI or scan the QR code login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual General Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proposals The Board of Directors recommend that you vote FOR proposals 2(b) through 6. For Against Abstain For Against Abstain 2.b. Adoption of the 2020 Annual Financial Statements. 2.c. Determination and distribution of dividend. 2.d. Release from liability of the executive directors and the non-executive directors of the Board. 3. Advisory vote on application of the remuneration policy in 2020. 4. To vote FOR, AGAINST or ABSTAIN on the (re)-appointment of the executive directors and the re-appointment of the non-executive directors: For Against Abstain 4.a. – Re-appointment of Suzanne Heywood 4.b. – Appointment of Scott W. Wine 4.c. – Re-appointment of Howard W. Buffett 4.d. – Re-appointment of Tufan Erginbilgic 4.e. – Re-appointment of Léo W. Houle 4.f. – Re-appointment of John B. Lanaway 4.g. – Re-appointment of Alessandro Nasi 4.h. – Re-appointment of Lorenzo Simonelli 4.i. – Re-appointment of Vagn Sørensen 5. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company. 6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company. C 1234567890 J N T 1UPX 497795

The 2021 Annual Meeting of Shareholders of CNH Industrial N.V. will be held on Thursday, April 15, 2021 at 5:30 p.m. CEST, virtually via a live webcast that will be available on CNH Industrial N.V.’s website (www.cnhindustrial.com). Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CNHI qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — CNH INDUSTRIAL N.V. + 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2021 The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Thursday, April 15, 2021, virtually commencing at 5:30 p.m. Central European Standard Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Authorized Signatures This section must be completed for your vote to be counted. Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) Please print date below. Signature 1 Please keep signature within the box. Signature 2 Please keep signature within the box. C Non-Voting Items Change of Address Please print new address below. Comments Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting.

CNH Industrial N.V. 000004 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Proxies must be received by 5:00 p.m., Eastern Daylight Time, on April 8, 2021 Online Go to www.investorvote.com/CNHI or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual General Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proposals — The Board of Directors recommend that you vote FOR proposals 2(b) through 6. For Against Abstain 2.b. Adoption of the 2020 Annual Financial Statements. 2.c. Determination and distribution of dividend. 2.d. Release from liability of the executive directors and the non-executive directors of the Board. 3. Advisory vote on application of the remuneration policy in 2020. 4. To vote FOR, AGAINST or ABSTAIN on the (re)-appointment of the executive directors and the re-appointment of the non-executive directors: For Against Abstain 4.a. – Re-appointment of Suzanne Heywood 4.b. – Appointment of Scott W. Wine 4.c. – Re-appointment of Howard W. Buffett 4.d. – Re-appointment of Tufan Erginbilgic 4.e. – Re-appointment of Léo W. Houle 4.f. – Re-appointment of John B. Lanaway 4.g. – Re-appointment of Alessandro Nasi 4.h. – Re-appointment of Lorenzo Simonelli 4.i. – Re-appointment of Vagn Sørensen 5. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company. 6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company. 03EHDD C 1234567890 J N T 1UPX 497795

The 2021 Annual Meeting of Shareholders of CNH Industrial N.V. will be held on Thursday, April 15, 2021 at 5:30 p.m. CEST, virtually via a live webcast that will be available on CNH Industrial N.V.’s website (www.cnhindustrial.com). Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CNHI qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — CNH INDUSTRIAL N.V. + 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2021 The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Thursday, April 15, 2021, virtually commencing at 5:30 p.m. Central European Standard Time and any adjournments thereof IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C Declaration and Power of Attorney: By checking this box, you irrevocably and unconditionally: (a) agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH Industrial website; and (b) authorize and instruct Computershare represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions. D Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A—D ON BOTH SIDES OF THIS CARD.